UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F

Join-in Hang Sing Centre

No.2-16 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 26, 2025, PS International Group Ltd. (the “Company”) issued a press release announcing its unaudited financial results for the six months ended June 30, 2025. A copy of the press release is furnished as Exhibit 99.2 to this report on Form 6-K. Attached as Exhibit 99.1 to this report is the Unaudited Interim Condensed Consolidated Financial Statements as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2025	PS International Group Ltd.

	By:	/s/ Chunlin Tong
	Name:	Chunlin Tong
	Title:	Chief Executive Officer and Director

Exhibit Index

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025
Exhibit 99.2	Press Release – PS International Group Ltd. Announces First Half 2025 Unaudited Financial Results

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